CO2 ENERGY TRANSITION CORP.

1334 Brittmoore Rd, Suite 190

Houston, Texas 77043

October 30, 2024

VIA EDGAR

Pearlyne Paulemon
Pam Long
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp.
Registration Statement on Form S-1
File No. 333-269932

Dear Ms. Paulemon and Ms. Long:

Reference is made to the letter, filed as correspondence via EDGAR on October 28, 2024 by CO2 Energy Transition Corp. (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for 4:30 p.m., Eastern time, on Wednesday, October 30, 2024, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

CO2 ENERGY TRANSITION CORP.

By:	/s/ Brady Rodgers
Name:	Brady Rodgers
Title:	Chief Executive Officer